WILL LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

September 27, 2006

VIA EDGAR (copy by overnight delivery)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention: Mr. H. Christopher Owings, Mail Stop 3561

Re:	United Fuel & Energy Corporation
Registration Statement on Form S-3
Filed June 23, 2006
File No. 333-135325
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 0-32473

Dear Mr. Owings:

On behalf of our client United Fuel & Energy Corporation (the “Company”), we are responding by this letter to the Staff’s comments to the Company by its letter dated July 18, 2006 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numberings used in the Staff’s comment letter.

Form S-3

1.
General Instruction I.A.3(b) of Form S-3 requires that in order for a registrant to be eligible to offer securities on Form S-3, that the registrant has to have filed in a timely manner all reports required to be filed during the twelve calendar months and portion of a month immediately preceding the filing of the registration statement. It appears your Form 8-K filed on July 8 and July 27 were not filed timely. Further, General Instruction I.B.3 of Form S-3 permits registration of secondary offerings only if registrant has securities of the same class being registered listed on a national securities exchange or quoted on the automated quotation system of a national securities exchange. Your securities are listed on the OTC Bulletin Board which is not an automated quotation system of a national securities exchange. See Part H. 54 to our Manual of Publicly Available Telephone Interpretations (July 1997). Therefore, it does not appear that you have satisfied the eligibility requirements set forth in the General Instruction of Form S-3. Please advise.

300 Convent Street, Suite 1500 / San Antonio, Texas 78205-3732 / 210.281.7000 / fax: 210.224.2035 / akingump.com

U.S. Securities and Exchange Commission
September 27, 2006

For the reasons you have stated, it appears that the Company does not qualify for the registration of a secondary offering of securities on Form S-3. Accordingly, the Company has filed a Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3, on Form S-1.

2.
We note that you are registering a total of 16,847,127 shares of common stock in this offering and according to your last 10-Q for the quarter ended March 31, 2006 you had a total of 13,656,202 shares of common stock outstanding. Given the nature and size of your offering, please advise us of your basis for determining that your offering is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company is relying on (1) Rule 415(a)(1)(i) which permits an offering to be made on a continuous basis provided that the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and (2) Rule 415(a)(1)(iv) which permits an offering to be made on a continuous basis provided that the registration statement pertains only to “securities which are to be issues upon conversion of other outstanding securities.” None of the Selling Security Holders include the Company, a subsidiary of the Company or a person of which the Company is a subsidiary. The Selling Security Holders hold 6,469,521 shares of Common Stock that are outstanding and included in the total of the 13,656,202 shares of Common Stock outstanding, as reported on the 10-Q for the period ended March 31, 2006 (as well as the now most recent 10-Q filed for the period ended June 30, 2006). The remaining 12,053,339 shares of common stock that are being registered pursuant to the Registration Statement include: (1) 8,533,339 shares of Common Stock that are issuable upon conversion of the 12,800 shares of the Company’s Series A Preferred Stock that are outstanding; (2) 2,820,000 shares of Common Stock that are issuable upon exercise of warrants; and (3) 700,000 shares of Common Stock that are issuable as dividends to the holders of our outstanding Series A Preferred Stock.

Since the Company’s original filing of the Registration Statement, we note that the Company has identified an additional 1,675,733 of shares of its Common Stock which it intends to include under this Registration Statement. Of these shares, 975,733 are outstanding and held by Company stockholders who have been added as Selling Security Holders to the Registration Statement, and 700,000 are issuable as dividends to the holders of our outstanding Series A Preferred Stock. These additional shares of Common Stock have been included in the revised Registration Statement.

U.S. Securities and Exchange Commission
September 27, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 46

3.
We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports is “[r]ecorded, processed, summarized and reported within the specified time periods.” As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, in future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We note the comment and the Company intends to revise its disclosure controls and procedures as suggested in your comment in the Company’s future periodic reports, as applicable. The Company has made such revisions in the Form 10-Q for the period ended June 30, 2006, as filed with the SEC.

Exhibit 31.1 and 31.2

4.
Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, you are required to disclosure your conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, not “within 90 days prior to the filing date of this annual report” as indicated in the certifications filed. In future filings, please revise accordingly. However, please confirm to us that in fact your certifying officers did perform their evaluation regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under Exchange Act) as of the end of the period covered by the report based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.

U.S. Securities and Exchange Commission
September 27, 2006

We note the comment and the Company intends to revise its certification as suggested in your comment in the Company’s future periodic reports. The Company has made such revisions in the Form 10-Q for the period ended June 30, 2006, as filed with the SEC.

The Company confirms that its certifying officers did perform their evaluation regarding the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under Exchange Act) as of the end of the period covered by the report on Form 10-K for the period ended December 31, 2006 based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.

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Should you have any questions regarding this letter or our responses to your comments, please contact me at (210) 281-7075 or Joseph Fielder at (210) 281-7019.

Very truly yours,

/s/ Will Liebmann
Will Liebmann

Enclosure